EXHIBIT 99.1

Galapagos Announces Intention to Wind Down Cell Therapy Business as Part of the Company’s Ongoing Transformation

Intention follows comprehensive strategic review process and would represent the optimal capital allocation pathway to support a stronger and sustainable future for Galapagos

Mechelen, Belgium; October 21, 2025, 07:30 CET; regulated information – inside information – Galapagos NV (Euronext & NASDAQ: GLPG) today announced its intention to wind down its cell therapy business and pursue new transformational business development transactions with its available cash resources. The intention to wind down follows a comprehensive review of strategic alternatives, including a potential divestiture.

The plan would enable the Company to enhance operational efficiencies and focus on utilizing its available cash to execute its strategy of building a pipeline of novel therapeutics through strategic business development transactions under the leadership of its new management team.

“We have undertaken a thorough strategic review and sale process to identify potential buyers or investors with the expertise and resources to take the cell therapy business forward,” said Henry Gosebruch, Chief Executive Officer of Galapagos. “Following a limited number of non-binding offers, ultimately no viable proposals were received with terms or financing that would reasonably support the business’ future. After a comprehensive review of all strategic alternatives, given the ongoing investment requirements, coupled with evolving market dynamics and taking into account the interest of all relevant stakeholders, we believe that allocating our capital to other areas of unmet need would be a more attractive use of our resources. Now that this comprehensive strategic review process has concluded, we look forward to continuing to pursue transformative business development opportunities.”

Based on this assessment and extensive input from its advisors, Galapagos intends to wind down its cell therapy business. This intention to wind down the cell therapy business aims to support a stronger and more sustainable future for Galapagos. We are deeply grateful to our dedicated employees, investigators, patients, shareholders, and partners for their continued commitment and support.

The intention to wind down the cell therapy business was unanimously approved by the Board of Galapagos NV other than the two Directors appointed by Gilead, both of whom recused themselves from the vote. This intention is subject to the conclusion of consultations with works councils in Belgium and the Netherlands, during which Galapagos will continue to operate the business. Galapagos would consider any viable proposal to acquire all, or part of the cell therapy business, if such a proposal emerges during the wind down process.

The intention to wind down, if ultimately implemented, is anticipated to impact approximately 365 employees across Europe, the U.S. and China, as well as the closure of the sites in Leiden (the Netherlands), Basel (Switzerland), Princeton and Pittsburgh (U.S.), and Shanghai (China). The remaining Galapagos NV organization would be repositioned for long-term growth through transformational business development, and would keep a dedicated presence at its headquarters in Mechelen, Belgium. The non-cell therapy activities would continue to be managed by Galapagos.

In the event that the board would effectively proceed with a full wind down decision (i.e. when the intention would be confirmed after works council procedures), the Company would expect to incur the following spend related to the cell therapy business: €100 million to €125 million of operating costs from Q4 2025 through 2026 and €150 million to €200 million of one-time restructuring costs in 2026. An updated 2025 cash outlook will be provided with the Company’s third-quarter earnings in early November.

In connection with this process, Paul Weiss, Linklaters and Rutgers & Posch are serving as legal advisors and Morgan Stanley & Co. International plc is acting as financial advisor.

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

For further information, contact Galapagos:
Investor Relations
Glenn Schulman

+1 412 522 6239
ir@glpg.com

Corporate Communications
Marieke Vermeersch
+32 479 490 603

media@glpg.com

Visit us at www.glpg.com or follow us on LinkedIn or X.

Forward-looking statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than present and historical facts and conditions contained in this press release are forward-looking statements that involve substantial risks and uncertainties. When used in this press release, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about our intention to wind down our cell therapy business as part of our ongoing transformation, business strategy, plans and our objectives for future operations. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: our ability to successfully implement the winding down of our cell therapy business within the expected timeframe or at all, or if implemented, will achieve its anticipated economic benefits; our ability to identify suitable buyers or investors; our ability to successfully pursue new transformational business development transactions; potential litigation associated with the winding down; negative impact of this press release on our stock price, employee retention, business relationships and business generally; the outcome of the consultations with works councils in Belgium and the Netherlands; changes to our capital allocation strategies; our ability to advance product candidates into, and successfully complete, clinical trials; the initiation, timing, progress and results of our preclinical studies and clinical trials and our research and development programs; our ability to identify product candidates that have commercial success and/or are profitable; the timing or likelihood of regulatory filings and approvals; differing interpretations and assessments by regulatory authorities on our clinical trial data; the risk that interim or preliminary data that we report differ from actual final results; risks related to conducting global clinical trials, including the possibility of differing perspectives and requirements by local regulatory authorities; new or changing government regulations; uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as the possibility of unfavorable new clinical data and further analyses of existing clinical data; clinical failure at any stage of clinical development; uncertainty inherent to patient enrollment and enrollment rate; our ability to use and expand our drug discovery efforts; competition; side effects caused by our product candidates; delays in obtaining regulatory approval of manufacturing processes and facilities or disruptions in manufacturing processes; the rate and degree of market acceptance of our product candidates if approved by regulatory authorities; our ability to develop sales and marketing capabilities; risks related to the commercialization of our product candidates, if approved; the pricing and reimbursement of our product candidates, if approved; our ability to implement our business model, strategic plans for our business, product candidates and technology; the scope of protection we are able to establish and maintain for intellectual property rights covering  our product candidates and technology; our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties; regulatory developments in the United States, Europe and other jurisdictions; our ability to enter into strategic arrangements and strategic collaboration agreements; our ability to maintain and establish collaborations or obtain additional grant funding; our ability to attract and retain qualified employees and key personnel; and other factors described under the headings “Special Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our latest Annual Report on Form 20-F and other periodic filings with the U.S. Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.